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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9 )1

OAKLEY, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
673662 10 2
(CUSIP Number)
Cos Lykos
Oakley, Inc.
One Icon
Foothill Ranch, California 92610
with a copy to:
David A. Krinsky, Esq.
Andor D. Terner, Esq.
O’Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660
(949) 760-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	673662 10 2	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Jim Jannard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		44,545,715 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,545,715 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,545,715 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

64.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Includes 119,315 shares that the Reporting Person has the right to acquire pursuant to vested options. See Items 5 and 6 of this Amendment No. 9 to Schedule 13D for information concerning agreements with respect to the voting and disposition of these shares.

     This Amendment No. 9 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on September 19, 1997, as amended by Amendment No. 1, filed December 23, 1997; Amendment No. 2, filed January 20, 1998; Amendment No. 3, filed May 29, 1998; Amendment No. 4, filed August 13, 1998; Amendment No. 5, filed August 26, 1998; Amendment No. 6, filed January 20, 1999; Amendment No. 7, filed May 4, 1999; and Amendment No. 8, filed November 3, 2005 (the “Schedule 13D”), relating to shares of the common stock, $.01 par value per share (“Shares”), of Oakley, Inc., a Washington corporation (the “Company”).
     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.
Item 4. Purpose of the Transaction.
     Item 4 is hereby amended and supplemented as follows:
     “On June 20, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Luxottica Group S.p.A., an Italian corporation (“Parent”), and Norma Acquisition Corp., a Washington corporation and wholly owned subsidiary of Parent formed for the purpose of effecting the transactions contemplated by the Merger Agreement (“Merger Sub”), pursuant to which Parent will acquire all of the outstanding equity interests of the Company. Pursuant to the Merger Agreement, Merger Sub will be merged (the “Merger”) with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent. Each outstanding share of the Company’s common stock will be converted into the right to receive $29.30 per share in cash without interest, and each outstanding option will be converted into the right to receive $29.30 per share in cash less the applicable option exercise price of such option for each share of common stock underlying such option. The transaction is expected to close in the second half of 2007. The acquisition is subject to the approval of the Company’s shareholders and the satisfaction of other customary conditions, including various governmental approvals.
     This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is filed as Exhibit 1 hereto and is incorporated herein by this reference.”
Item 5. Interest in Securities of the Issuer.
     (a) Subparagraph (a) of Item 5 is hereby amended and restated to read in its entirety as follows:
     “The Reporting Person is the beneficial owner of 44,545,715 Shares, or approximately 64.2% of the Shares outstanding. This amount includes 119,315 shares that the Reporting Person has the right to acquire pursuant to vested options.”
     (b) Subparagraph (b) of Item 5 is hereby amended and restated to read in its entirety as follows:

     “The Reporting Person has sole voting and dispositive power with respect to the 44,545,715 Shares beneficially owned by him, except to the extent the terms and provisions of the Voting Agreement (as defined below) may be deemed to create voting power that is shared between the Reporting Person and the other parties to the Voting Agreement.
     As an inducement to Parent to enter into the Merger Agreement, the Reporting Person entered into a voting agreement with Parent and Merger Sub (the “Voting Agreement”) pursuant to which, among other things, he agreed: (1) to vote all of the shares owned by him at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments or postponements thereof, or pursuant to any consent in lieu of a meeting or otherwise (a) in favor of the Merger and the approval and adoption of the Merger Agreement and (b) except for all such actions that the Company or its board of directors is permitted to take under the Merger Agreement, against (i) an Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, (ii) any action or agreement (including, without limitation, any amendment of any agreement) that would result in any condition to the consummation of the Merger set forth in the Merger Agreement not being capable of being fulfilled, (iii) any action that would result in a change in those persons constituting a majority of the board of directors of the Company, other than in connection with an annual meeting of the shareholders of the Company with respect to the slate of directors proposed by the incumbent board of directors of the Company (in which case he has agreed to vote for the slate proposed by the incumbent board) or (iv) any action that would materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transactions contemplated by the Merger Agreement; (2) to keep all of the shares owned by him free and clear of all liens, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances that would limit his ability to perform his obligations under the Voting Agreement; (3) except as otherwise contemplated by the Merger Agreement or the Voting Agreement, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of such shares (including effecting short sales or certain derivative transactions) or enter into a contract to do any of the foregoing (except for transfers to family members or affiliates in certain circumstances), (b) grant any proxies or powers of attorney, or deposit such shares into a voting trust or enter into a voting agreement with respect to such shares, or (c) enter into any agreement or arrangement providing for any such actions; and (4) not to exercise any dissenters’ rights in respect of such shares that may arise with respect to the Merger. The Reporting Person also agreed to refrain from certain soliciting activities with respect to competing acquisition proposals. The Reporting Person has granted to Merger Sub an irrevocable proxy to act for him solely with respect to the matters set forth in (1) above.
     The obligations of the Reporting Person under the Voting Agreement terminate upon the earliest to occur of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the first date immediately following the date on which the Company’s shareholders have adopted the Merger Agreement, (iii) the date on which the Merger Agreement is amended, or any provision thereof is waived, in either case in a manner that reduces the consideration payable to the Reporting Person or is materially adverse to the Reporting Person, provided, that the Reporting Person shall notify Parent of his determination that the Termination Date (as defined below) has occurred under this clause (iii), within three business days after he first receives written notice of the execution of any such modification or waiver, setting forth, in reasonable detail, the basis for his determination, (iv) the date on which Merger Sub or Parent is in material violation of the terms of the Voting Agreement, (v) the date on which the board of directors of the Company has modified or withdrawn the “Company Board Recommendation” pursuant to Section 5.07(c) or Section 5.07(e) of the Merger Agreement and (vi) the Final Termination Date (as defined in the Merger Agreement) (the earliest of such dates, the “Termination Date”).
     This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Voting Agreement which is filed as Exhibit 2 hereto and is incorporated herein by this reference.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated to read in its entirety as follows:
     “The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding, or relationship described therein is hereby incorporated herein by this reference.”
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated to read in its entirety as follows:

Exhibit	Description

Exhibit 1	Agreement and Plan of Merger by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc., dated as of June 20, 2007 (1)

Exhibit 2	Voting Agreement by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Jim Jannard, dated June 20, 2007 (2)

(1)	Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on June 22, 2007.

(2)	Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on June 22, 2007.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 20, 2007

/s/ Jim Jannard
Jim Jannard

EXHIBITS

Exhibit	Description
Exhibit 1	Agreement and Plan of Merger by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc., dated as of June 20, 2007 (1)

Exhibit 2	Voting Agreement by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Jim Jannard, dated June 20, 2007 (2)

(1)	Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on June 22, 2007.

(2)	Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on June 22, 2007.